MARTIN SNOW, LLP ATTORNEYS AT LAW 240 THIRD STREET POST OFFICE BOX 1606 MACON, GEORGIA 31202-1606 TELEPHONE 478/749-1700 TELECOPIER 478/743-4204

WENDELL L. BOWDEN

EDWARD J. HARRELL

JOHN C. EDWARDS

J. KENNETH WALKER

ROBERT R. GUNN, II

JOHN T. McGOLDRICK, JR.

CUBBEDGE SNOW, III

WILLIAM H. LARSEN

JOHN C. DANIEL, III

T. BARON GIBSON, II

CRAWFORD B. EDWARDS, JR.

MICHAEL M. SMITH

LISA M. EDWARDS

BLAIR K. CLEVELAND

THOMAS PETER ALLEN III

AMBER K. DUFF

MICHAEL N. WHITE

H. DAVID BULLARD

RICHARD A. EPPS, JR.

ROSS S. SCHELL

J. SLADE EDWARDS

JENNY MARTIN STANSFIELD

KATHERINE WARD BEALL

        OF COUNSEL

REMER C. DANIEL

EDWARD L. LONG, JR.

        EMERITUS

T. BALDWIN MARTIN, JR.

CUBBEDGE SNOW, JR.

WRITER’S DIRECT DIAL : 478/749-1709 E-MAIL: mnwhite@martinsnow.com

October 11, 2005

Mr. Martin James

Senior Assistant Chief Accountant

United States Securities & Exchange Commission

Washington, DC 20547

RE:	Security Bank Corporation
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 16, 2005
Forms 10-Q for the Quarterly Periods Ended March 31, and June 30, 2005
File No. 000-23261

Dear Mr. James:

In response to your comment letter dated September 29, 2005 regarding the above-referenced filings of Security Bank Corporation (the “Company”), the following detailed description of our proposed revisions to be incorporated into our amended filings upon your approval:

Form 10-K for the fiscal year ended December 31, 2004.

1. Item 9a. Controls and Procedures, page 53.

(a) We have revised the first paragraph of Item 9a to definitively state the conclusions of the certifying officers regarding the effectiveness of the Company’s disclosure controls and procedures, and to ensure these conclusions are consistent with the meaning and definition provided in Rule 13a-15(e) regarding disclosure controls and procedures.

(b) In addition, we have revised the second paragraph of Item 9a to delete the term “significant” as it relates to changes in the internal controls of the Company, and have further revised the paragraph to be consistent with the disclosure requirements of Item 308(c) of Regulation S-K to include “materially affected, or reasonably likely to materially affect” and “internal control over financial reporting” instead of “internal controls.”

Please see the attached R-tagged draft showing the proposed revisions.

2. Exhibits 31.1 and 31.2.

We have revised Exhibits 31.1 and 31.2 to mirror the exact form prescribed in Item 601(b)(31) of Regulation S-K. Please see the attached R-tagged drafts showing the proposed revisions.

It is my understanding from your letter that the December 31, 2004 10-K should be amended as discussed above and refiled in its entirety. Thus, I have also attached a proposed cover sheet and Explanatory Note to be included in the amended filing.

Forms 10-Q for the quarter periods ended March 31, 2005 and June 30, 2005.

1.&2. We have revised Item 4 – Controls and Procedures similarly to the revisions made to Item 9a of the 10-K as discussed above. Please see the attached R-tagged drafts of the proposed revisions.

3. We have revised Exhibits 31.1 and 31.2 to the 10-Qs exactly as described above for the 10-K.

Lastly, attached is a Statement of Acknowledgment from the Company as requested in your letter.

Again, it is our intention to file amended 10-Qs for the quarters ended March 31, 2005 and June 30, 2005 in their entirety incorporating these proposed revisions. After your review please contact me at your earliest convenience to let us know whether we have satisfactorily addressed the requested revisions. My direct phone number is (478) 749-1709.

Sincerely,

/s/ Michael N. White
MICHAEL N. WHITE

MNW:km

Enclosures

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To

Form 10-K/A

☒	Annual Report under Section 13 or 15(d) of the Securities Exchange Act of 1934
(Fee Required)

For the fiscal year ended December 31, 2004

☐	Transition Report under Section 13 or 15(d) of the Securities Exchange Act of 1934
(No Fee Required)

For the transition period from                      to

Commission File No. 000-23261

SECURITY BANK CORPORATION

(Exact Name of Registrant Specified in Its Charter)

Georgia	58-2107916
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

4219 Forsyth Road Macon, Georgia	31210
(Address of Principal Executive Offices)	(Zip Code)

(478) 722-6200

Issuer’s Telephone Number, Including Area Code

Securities registered pursuant to Section 12(b) of the Act: None.

Securities registered pursuant to Section 12(g) of the Act:

COMMON STOCK, $1.00 PAR VALUE

(Title of Class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for past 90 days.    Yes  ☒    No  ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-K in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 126-2).    Yes   ☒    No  ☐

State the aggregate market value of the voting stock held by nonaffiliates computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of June 30, 2004: $169,269,418 based on stock price of $34.60.

State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date: 5,820,343 shares of $1.00 par value common stock as of February 10, 2005.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the information required by Part III of this Annual Report are incorporated by reference from the Registrant’s definitive Proxy Statement to be filed with Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report.

EXPLANATORY NOTE

Security Bank Corporation (the “Company”) is filing this Amendment No. 1 on Form 10-K/A to amend and restate, in its entirety, its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as filed with the Securities and Exchange Commission on March 16, 2005 (the “Original Filing”). The purpose of this Amendment No. 1 is to amend and restate the first two paragraphs of Item 9a and Exhibit 31.1 and 31.2 of the Original Filing to make certain corrections and clarifications to the information presented in the Original Filing. This Amendment No. 1 does not otherwise update information in the Original Filing to reflect facts or events occurring subsequent to the date of the Original Filing.

Item 7a	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this Item is located in Item 7 under the heading “Interest Rate Risk Management” beginning on Page 48.

Item 8	FINANCIAL STATEMENTS

The following consolidated financial statements of the Registrant and its subsidiaries are included on Exhibit 99.1 of this Annual Report on Form 10-K:

Consolidated Balance Sheets - December 31, 2004 and 2003

Consolidated Statements of Income - Years Ended December 31, 2004, 2003 and 2002

Consolidated Statements of Comprehensive Income - Years Ended December 31, 2004, 2003 and 2002

Consolidated Statements of Stockholders’ Equity - Years Ended December 31, 2004, 2003 and 2002

Consolidated Statements of Cash Flows - Years Ended December 31, 2004, 2003 and 2002

Notes to Consolidated Financial Statements

Item 9	CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

Item 9a	CONTROLS AND PROCEDURES

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and the Principal Financial and Accounting Officer, of the design and operation of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Principal Financial and Accounting Officer concluded that our disclosure controls and procedures are effective in ensuring the information that we are required to disclose in the reports we file under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Our Chief Executive Officer and Principal Financial and Accounting Officer also concluded that our disclosure controls and procedures are effective in ensuring that the information relating to our company (including its consolidated subsidiaries) required to be included in our periodic SEC filings is accumulated and communicated to our company’s management, including the principal executive and principal financial officers, as appropriate to allow timely decisions regarding disclosure. In connection with the new rules, we are in the process of further reviewing and documenting our disclosure controls and procedures, including our internal controls and procedures for financial reporting, and may from time to time make changes designed to enhance their effectiveness and to ensure that our systems evolve with our business.

There have been no changes in our internal controls, procedures or in other factors that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting subsequent to the date of this evaluation, and there have been no corrective actions with respect to significant deficiencies or material weaknesses.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Security Bank Corporation (SBKC) is responsible for establishing and maintaining adequate internal control over financial reporting, SBKC’s internal control system was designed to provide reasonable assurance to the company’s management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

53

EXHIBIT 31.1

CERTIFICATIONS PURSUANT TO RULE 13a-14(a)/15d-14(a) UNDER THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, H. Averett Walker, Chief Executive Officer, certify that:

1.	I have reviewed this Form 10-K/A of Security Bank Corporation.

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

October , 2005	/s/ H. AVERETT WALKER
H. AVERETT WALKER
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS PURSUANT TO RULE 13a-14(a)/15d-14(a) UNDER THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, James R. McLemore, Chief Financial and Accounting Officer, certify that:

1.	I have reviewed this Form 10-K/A of Security Bank Corporation.

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

October , 2005	/s/ JAMES R. MCLEMORE
JAMES R. McLEMORE
Chief Financial and Accounting Officer

Exhibit 32.1

CERTIFICATION OF CEO AND CFO PURSUANT TO

18 U.S.C. § 1350,

AS ADOPTED PURSUANT TO

§ 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Form 10-K/A of Security Bank Corporation (the “Company”) for the year ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), H. Averett Walker, Chief Executive Officer of the Company, and James R. McLemore, Chief Financial and Accounting Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, to the best of his/her knowledge that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

/s/ H. AVERETT WALKER
H. AVERETT WALKER
Chief Executive Officer

October , 2005

/s/ JAMES R. MCLEMORE
JAMES R. McLEMORE
Chief Financial and Accounting Officer

October , 2005

This certification accompanies this Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of § 18 of the Securities Exchange Act of 1934, as amended.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q/A

Amendment No. 1

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended March 31, 2005

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from              to

Commission File Number 000-23261

SECURITY BANK CORPORATION

(Name of Small Business Issuer in its Charter)

GEORGIA	58-2107916
State or Other Jurisdiction of Incorporation or Organization	(I.R.S. Employer Identification No.)

4219 Forsyth Road, MACON, GEORGIA	31210
(Address of Principal Executive Offices)	(Zip Code)

Issuer’s Telephone Number (478) 722-6200

SAME AS ABOVE

(Former Name, Former Address and Former Fiscal Year, if Changed Since Last Report)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Check whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act)    ☒  Yes    ☐  No

APPLICABLE ONLY TO CORPORATE ISSUERS

State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date:

5,878,625 Shares of $1 par value common stock as of May 9, 2005

DOCUMENTS INCORPORATED BY REFERENCE

EXPLANATORY NOTE

Security Bank Corporation (the “Company”) is filing this Amendment No. 1 on Form 10-Q/A to amend in its entirety, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, as filed with the Securities and Exchange Commission on May 10, 2005 (the “Original Filing”). The purpose of this Amendment No. 1 is to amend and restate, in its entirety Item 4 and Exhibits 31.1 and 31.2 of the Original Filing to make certain corrections and clarifications to the information presented in the Original Filing. This Amendment No. 1 does not otherwise update information in the Original Filing to reflect facts or events occurring subsequent to the date of the Original Filing.

i

PART I, ITEM 4

Controls and Procedures

After evaluating the Company’s disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 (the Act) is recorded, processed, summarized and reported within the time period specified by the Act, the Chief Executive Officer, H. Averett Walker, and Chief Financial and Accounting Officer, James R. McLemore, Jr. have concluded that the Company’s controls are effective in accumulating and communicating the information to the Company’s management as appropriate to allow timely decisions regarding disclosures. This evaluation was conducted as of the end of the period covered by this report. In addition, there have been no changes in the Company’s internal controls, procedures or other factors that materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting subsequent to the dates of Mr. Walker’s and Mr. McLemore’s evaluations, and there have been no corrective actions with regard to significant deficiencies or material weaknesses.

PART II

Other Information

ITEM 1

Legal Proceedings

Not Applicable.

ITEM 2

Unregistered Sales of Equity Securities and Use of Proceeds

Not Applicable

ITEM 3

Defaults Upon Senior Securities

Not Applicable.

ITEM 4

Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of securities holders during the quarter ended March 31, 2005.

EXHIBIT 31.1

CERTIFICATION

I, H. Averett Walker, Chief Executive Officer, certify that:

1.	I have reviewed this Form 10-Q/A of Security Bank Corporation (the Report);

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a)	designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this quarterly report our conclusions about the effectiveness of the controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	all significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	October , 2005
/s/ H. Averett Walker H. Averett Walker Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, James R. McLemore, Jr., Chief Financial and Accounting Officer, certify that:

1.	I have reviewed this Form 10-Q/A of Security Bank Corporation (the Report);

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a)	designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this quarterly report our conclusions about the effectiveness of the controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	October , 2005
/s/ James R. McLemore, Jr. James R. McLemore, Jr. Chief Financial and Accounting Officer

EXHIBIT 32.1

CERTIFICATION OF CEO AND CFO PURSUANT TO

18 U.S.C. § 1350

AS ADOPTED PURSUANT TO

§ 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Form 10-Q/A of Security Bank Corporation (the Company) for the period ended March 31, 2005 as filed with the Securities and Exchange Commission on the Date hereof (the Report), H. Averett Walker, Chief Executive Officer of the Company, and James R. McLemore, Jr., Chief Financial and Accounting Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, to the best of his knowledge that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Date:	October , 2005
/s/ H. Averett Walker H. Averett Walker Chief Executive Officer

Date:	October , 2005
/s/ James R. McLemore, Jr. James R. McLemore, Jr. Chief Financial and Accounting Officer

This certification accompanies this Report pursuant to § 906 of the Sarbanes-Oxley Act 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended.

41

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q/A

Amendment No.1

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended June 30, 2005

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT

For the Transition Period from              to

Commission File Number 000-23261

SECURITY BANK CORPORATION

(Name of Small Business Issuer in its Charter)

GEORGIA	58-2107916
State or Other Jurisdiction of Incorporation or Organization	(I.R.S. Employer Identification No.)

4219 Forsyth Road,	MACON, GEORGIA	31210
(Address of Principal Executive Offices)		(Zip Code)

Issuer’s Telephone Number (478) 722-6200

SAME AS ABOVE

(Former Name, Former Address and Former Fiscal Year, if Changed Since Last Report)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY

PROCEEDINGS DURING THE PRECEDING FIVE YEARS

Check whether the registrant filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

Check whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act)     ☒  Yes    ☐   No

APPLICABLE ONLY TO CORPORATE ISSUERS

State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date: 12,890,961 Shares of $1 par value common stock as of August 8, 2005

DOCUMENTS INCORPORATED BY REFERENCE

EXPLANATORY NOTE

Security Bank Corporation (the “Company”) is filing this Amendment No. 1 on Form 10-Q/A to amend, in its entirety its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed with the Securities and Exchange Commission on August 8, 2005 (the “Original Filing”). The purpose of this Amendment No. 1 is to amend and restate, in its entirety Item 4 and Exhibits 31.1 and 31.2 of the Original Filing to make certain corrections and clarifications to the information presented in the Original Filing. This Amendment No. 1 does not otherwise update information in the Original Filing to reflect facts or events occurring subsequent to the date of the Original Filing.

i

PART I, ITEM 4

Controls and Procedures

After evaluating the Company’s disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 (the Act) is recorded, processed, summarized and reported within the time period specified by the Act, the Chief Executive Officer, H. Averett Walker, and Chief Financial Officer, James R. McLemore, Jr. have concluded that the Company’s controls are effective in accumulating and communicating the information to the Company’s management as appropriate to allow timely decisions regarding disclosures. This evaluation was conducted as of the end of the period covered by this report. In addition, there have been no changes in the Company’s internal controls, procedures or other factors that materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting subsequent to the dates of Mr. Walker’s and Mr. McLemore’s evaluations, and there have been no corrective actions with regard to significant deficiencies or material weaknesses.

PART II

Other Information

ITEM 1

Legal Proceedings

Not Applicable.

ITEM 2

Unregistered Sales of Equity Securities and Use of Proceeds

Not Applicable.

ITEM 3

Defaults Upon Senior Securities

Not Applicable.

EXHIBIT 31.1

CERTIFICATION

I, H. Averett Walker, Chief Executive Officer, certify that:

1.	I have reviewed this Form 10-Q/A of Security Bank Corporation (the Report);

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	all significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: October , 2005

/s/ H. Averett Walker
H. Averett Walker Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, James R. McLemore, Jr., Chief Financial Officer, certify that:

1.	I have reviewed this Form 10-Q/A of Security Bank Corporation (the Report);

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	all significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: October     , 2005

/s/ James R. McLemore, Jr.
James R. McLemore, Jr. Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF CEO AND CFO PURSUANT TO

18 U.S.C. §1350

AS ADOPTED PURSUANT TO

§906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Form 10-Q/A of Security Bank Corporation (the Company) for the period ended June 30, 2005 as filed with the Securities and Exchange Commission on the Date hereof (the Report), H. Averett Walker, Chief Executive Officer of the Company, and James R. McLemore, Jr., Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, to the best of his knowledge that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Date: October , 2005

/s/ H. Averett Walker
H. Averett Walker Chief Executive Officer

Date: October , 2005

/s/ James R. McLemore, Jr.
James R. McLemore, Jr. Chief Financial Officer

This certification accompanies this Report pursuant to §906 of the Sarbanes-Oxley Act 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended.

STATEMENT OF ACKNOWLEDGMENT

The undersigned, Security Bank Corporation (the “Company”), hereby acknowledges to the United States Securities and Exchange Commission (the “Commission”) in connection with the filing of its Annual Report on Form 10-K for the year ended December 31, 2004 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005, and all amendments thereto, the following:

1. The Company is responsible for the adequacy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

SECURITY BANK CORPORATION

BY:	/s/ H. Averett Walker
H. AVERETT WALKER
President and Chief Executive Officer

Date: October 10, 2005